

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2024

Wes Cummins
Chief Executive Officer
Applied Digital Corporation
3811 Turtle Creek Blvd., Suite 2100
Dallas, Texas 75219

> **Re: Applied Digital Corporation**
> **Registration Statement on Form S-1**
> **Filed October 4, 2024**
> **File No. 333-282518**

Dear Wes Cummins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven E. Siesser, Esq.